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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]       Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ]       No [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)


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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement relating to its operational results for the year ended December 31, 2004.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to

     o the Registrant's plan to focus on improving profitability and production quality; and

     o the Registrant's plan to strengthen corporate governance and improve operating efficiency.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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                    (PETROCHINA COMPANY LIMITED LETTERHEAD)


                 PETROCHINA ACHIEVES RECORD PERFORMANCE IN 2004

17 JANUARY 2005, BEIJING - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today its results for 2004 and its achievement of all of its production and operational targets in 2004. By leveraging the opportunities presented by high oil prices and strong market demand, the Company continued to optimize and enhance its production and operations. The Company also achieved record levels in all of its key line items.

In 2004, the Company aggressively accelerated crude oil and natural gas production. The total oil and gas output amounted to 917.9 million barrels of oil equivalent, up 3.1% year-on-year, which was the highest level since the Company's listing. The output of crude oil stood at 777.9 million barrels, 3 million barrels more than the previous year. Out of that, Daqing Oilfield produced 46.4 million tons (approximately 342.84 million barrels) of crude oil, exceeding the target by 100 thousand tons (approximately 738 thousand barrels). Changqing Oilfield's output of crude oil increased significantly for the fourth consecutive year, reaching 8.11 million tons (approximately 59.92 million barrels) in 2004. The annual production of Jilin Oilfield reached 5 million tons (approximately 36.94 million barrels), and that of Jidong Oilfield exceeded 1 million tons (approximately 7.39 million barrels).

The Company's natural gas business also recorded strong growth in 2004. It produced 839.4 billion cubic feet of marketable natural gas, a year-on-year increase of 148.1 billion cubic meters, or 21.4%. The gas production in each of the four gas producing areas experienced significant growth last year. Among them, the Changqing gas area registered the highest growth, with an output of
7.45 billion cubic meters (approximately 263.1 billion cubic feet), and the Southwest gas area's production surpassed 10 billion cubic meters (approximately
353.2 billion cubic feet). The first phase of the Kela-2 gas field in the Tarim Basin began its operations last year in order to ensure the supply for the scheduled commercial operation of the West-East Pipeline project.

In 2004, PetroChina exceeded its reserve growth target. A number of significant results and new developments in oil and gas exploration were accomplished in Nanbao in the Jidong


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coastal area, the Ordos Basin, the South Songliao Basin, the Tarim Basin, the
Sichuan Basin and the deep zone of Xujiaweizi in Daqing, which the Company believes will collectively serve as the foundation for the Company's future development.

By seizing favourable market opportunities and actively preparing and adding resources for production, the Company's refining and chemical business operated at full capacity in 2004. The Company processed 697.3 million barrels of crude oil in 2004, an increase of 76.1 million barrels, or 12.3%, over the previous year. It was the first time that the crude oil processing volume exceeded the Company's crude oil commodities. During the year, the Company's gasoline and diesel production reached 20.05 million tons and 38.186 million tons, respectively, representing 9.8% and 16.5% year-on-year growth, respectively.

The Company's major chemical facilities were also fully utilized and the product mix continued to be optimized in 2004. The Company produced 1.846 million tons of ethylene, up 1.5% compared to the prior year; 2.527 million tons of synthetic resin, up 6.7% year-on-year; and 286 thousand tons of synthetic rubber, up 16.3%.

In 2004, there was also progress in the construction of natural gas pipelines. The West-East Pipeline started official commercial operation, transporting 1.34 billion cubic meters (approximately 47.3 billion cubic feet) of gas during the year. The Zhongxian-Wuhan pipeline and its two branches also went into commercial operation. The construction of the main section of the second Shaanxi-Beijing pipeline project has been completed and the construction of stations is well underway.

The Company's construction of key refining and chemical projects and its marketing network also made progress in 2004, with 18 key refining projects and 11 key chemical projects put into operation. The total number of service stations reached 17,403, an increase of 14.2% over the previous year. The Company believes the market for chemical products has been expanded, and it therefore expanded its end sales network accordingly.

In 2005, the Company believes the global energy market will undergo significant change. Domestic demand for oil and gas is still expected to grow. PetroChina will focus on enhancing quality and profitability, and plans to undertake innovations in systems, technology and management in an effort to achieve steady and safe production. In order to increase its competitiveness, profitability and shareholder value and achieve sustainable, effective and rapid development, the Company plans to strengthen its corporate governance, and upgrade its operating efficiency.


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                                      # # #

Additional information on PetroChina is available at the Company's website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited.

For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010       Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Limited. For enquiries, please contact:
Ms. Helen Lam
Tel: (852) 2894 6204 / 9277 7672    Fax: (852) 2576 1990
Email: helen.lam@hillandknowlton.com.hk




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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited



Dated: January 18, 2005                 By: /s/ Li Huaiqi
                                            ------------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary